UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cadiz Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127537207
(CUSIP Number)

December 22, 2023**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x] Rule 13d-1(b)

 [  ] Rule 13d-1(c)

 [  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

**             Voluntary filing

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Odey Asset Management LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. England

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN, IA

SCHEDULE 13G

Item 1
(a)	Name of Issuer

Cadiz Inc.

(b)	Address of Issuer’s Principal Executive Offices

550 South Hope Street, Suite 2850, Los Angeles, CA 90071

Item 2
(a)	Name of Person Filing

Odey Asset Management LLP

(b)	Address of Principal Business Office or, if none, Residence

Odey Asset Management LLP 18 Upper Brook Street London, United Kingdom W1K 2ND
(c)	Citizenship

Odey Asset Management LLP – England

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

127537207

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

Shares reported herein for Odey Asset Management LLP (“OAM LLP”) represented shares that were, but no longer are, held for the benefit of investment advisory clients of OAM LLP.

Item 4(a)	Amount Beneficially Owned

Odey Asset Management LLP – 0 shares

Item 4(b)	Percent of Class

Odey Asset Management LLP – 0.0%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

(i)	sole power to vote or to direct the vote

Odey Asset Management LLP – 0 shares

(ii)	shared power to vote or to direct the vote

Odey Asset Management LLP – 0 shares

(iii)	sole power to dispose or to direct the disposition of

Odey Asset Management LLP – 0 shares

(iv)	shared power to dispose or to direct the disposition of

Odey Asset Management LLP – 0 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Dividends received from, and proceeds from the sale of, the shares reported herein, if any, are allocated by Odey Asset Management LLP to the applicable accounts of its clients and are distributed or retained in accordance with its investment advisory agreements with those clients.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023

ODEY ASSET MANAGEMENT LLP

By: /s/ Neil Cowhig
Neil Cowhig, Chief Compliance Officerr